



02005801

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STATES
HANGE COMMISSION
D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2002 PROCESSING 305 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaview Blvd.
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, Jeff Ramson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Eastern Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Great Eastern Securities, Inc.
2 Seaview Blvd.
Port Washington, NY 11050

We have audited the accompanying statement of financial condition of Great Eastern Securities, Inc. as of December 31, 2001, and the related statements of income, stockholders' equity (deficit), changes in subordinated borrowings, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Eastern Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Great Neck, NY
February 5, 2002

GREAT EASTERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:	
Cash and cash equivalents	$ 34,444
Commissions receivable	478,277
Marketable securities	1,258
Prepaid expenses	28,930
Miscellaneous receivables	37,252
Deferred taxes	10,000
Total current assets	590,161
Property and equipment - net	28,482
Other assets:	
Investment - NASD	3,300
Clearing deposit	76,766
Deferred taxes	10,000
	90,066
Total assets	$708,709

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Commissions payable	$209,027
Accrued expenses and taxes payable	264,958
	473,985
Subordinated loans payable	320,000
	793,985
Stockholders' equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	8,500
Additional paid-in capital	10,264
Retained earnings (deficit)	(104,040)
Total stockholders' equity	(85,276)
	$708,709

See accompanying notes to financial statements.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GREAT EASTERN SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Income:	
Commissions	$3,822,237
Interest and dividend income	13,028
	3,835,265
Expenses:	
Salaries	394,719
Commission expenses	1,435,129
Consulting fees	213,878
Regulatory expenses and fees	42,397
Promotion and entertainment	61,045
Communication expenses	35,040
Postage and supplies	43,036
Travel and auto expenses	37,848
Payroll tax expense	38,961
Clearing fees	725,336
Data recording fees	100,744
Telephone	41,677
Execution charges	206,606
Professional fees	95,360
Office expenses	36,945
Bank charges and interest	8,730
Rent	246,273
Other expenses	21,502
Data processing	5,160
Dues and fees	2,224
Employee benefits	28,699
Depreciation	5,600
	3,389,793
Net income	$ 8,356

See accompanying notes to financial statements.



GREAT EASTERN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2001	$ 8,500	$10,264	($112,396)
Net income	-	-	8,356
Balance, December 31, 2001	$ 8,500	$10,264	($104,040)

See accompanying notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GREAT EASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2001

Subordinated borrowings at January 1, 2001	$320,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowings at December 31, 2001	$320,000

See accompanying notes to financial statements.



GREAT EASTERN SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 8,356
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 5,600	
Unrealized losses	1,124	
Changes in assets and liabilities:		
Commissions receivable	(341,506)	
Prepaid expenses	(1,005)	
Loans and exchanges	(37,252)	
Commissions payable	209,027	
Accrued expenses and taxes payable	180,739	
Total adjustments		16,727
Net cash provided by operating activities		25,083
Cash flows from investing activities:		
Purchase of equipment	(25,388)	
Transfer of fixed assets less assumption of leases to related company	(948)	
Decrease in clearing deposit account	23,234	
Net cash (used) by investing activities		(3,102)
Net increase in cash and cash equivalents		21,981
Cash and cash equivalents, beginning		12,463
Cash and cash equivalents, ending		$ 34,444
Supplemental disclosures:		
Income taxes paid during year		$ --
Interest paid during year		$ --

See accompanying notes to financial statements.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GREAT EASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Statement of Significant Accounting Policies:

Organization:

The company is a registered broker under the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The company was incorporated under the laws of the State of New York on July 9, 1998, and was authorized to do business in New York. On March 10, 1999, the NASD approved the company's application to expand its business to include broker retailing corporate equity securities, selling group participant with right of return in firm commitments or best efforts underwriting, and provide private placements of securities. None of these types of transactions occurred in the year 2001.

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuer of the instrument.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from all security transactions entered into for the account of the company.

Marketable securities are valued at market values.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2001 was $5,600.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.



GREAT EASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001

1. Statement of Significant Accounting Policies:

Income Taxes:

The company is liable for State income taxes based on its income. With reference to the State of New York, even though the company may incur a loss in any one year, it will still be liable for taxes computed on capital or for a minimum tax.

The company has adopted the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109. Deferred income taxes are recognized at currently enacted tax rates for temporary differences between financial reporting and income tax basis of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that included the enactment date. The deferred taxes of $20,000 represents the recognition of tax benefits from operating losses that are available to offset future taxable income.

Leases:

The company entered into a lease agreement with KAL Trading, LLC (a related company) for the rental of property located at 2 Seaview Blvd., Port Washington, NY. The lease agreement dated January 1, 2001 requires monthly rental payments in the amount of $20,000. The term of the lease is for one year and expired on December 31, 2001. The company renewed the lease for one year, to December 31, 2002, for the same terms. KAL, the landlord, forgave two months' rent for the months of November and December 2001. The minimum lease payments on the lease term are as follows:

Year Ended December 31,	
2002	$240,000

2. Net Capital Requirements:

Great Eastern Securities, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, Great Eastern Securities, Inc. had net capital of $116,571 which was $66,571 in excess of its required net capital. Great Eastern Securities, Inc.'s net capital ratio was 406.60 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GREAT EASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001

3. Financial Instruments with Off-Balance Sheet Credit Risk (continued):

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

The company is required to maintain a security deposit with such clearing organizations. At December 31, 2001, the company was required to keep a minimum of $75,000 on deposit.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

5. Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2001 are listed in the following:

Subordinated notes to 3 shareholders of $50,000 each at 8%, due November 30, 2003	$150,000
Subordinated note to KAL Trading, LLC, 8%, due September 30, 2003	50,000
Subordinated note to KAL Trading, LLC, 8%, due June 30, 2003	120,000
	$320,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements. they may not be repaid.

In October 2001, all of the above lenders agreed to waive all past interest and requested approval from the SEC to waive all future interest. The appeal is currently pending with the SEC.


LS
LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

GREAT EASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001

6. Investment in NASD:

The company has invested $3,300 for 11 shares of stock in the National Association of Securities Dealers, Inc. There is no public market for such shares.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Great Eastern Securities, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ (85,276)	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			(85,276)	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			320,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 234,724	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 117,964	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(117,964)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 116,760	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	189	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(189)	3740
10. Net Capital			$ 116,571	3750

OMIT PENNIES

A. Non allowable assets:

Prepaid expenses	$ 28,930
Loans and exchanges	37,252
Deferred taxes	20,000
Property, plant and equipment	28,482
Investment - NASD	3,300
	$117,964

B. Reconciliation with Great Eastern Securities, Inc.'s computation - included on Part IIA of Form X-17A-5 as of December 31, 2001 filed January 2002:

Net capital as reported in Great Eastern Securities, Inc. Part IIA unaudited focus report	$160,784
Net income adjustments	44,213
Net capital per above	$116,571

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Great Eastern Securities, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	31,599	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	66,571	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	66,571	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	473,985	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	* 473,985	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	406.60	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

*Reconciliation with Great Eastern Securities, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2001 filed in January 2002:

Aggregate indebtedness as reported in Great Eastern Securities, Inc.'s Part IIA unaudited focus report	$397,239
Net income adjustments	76,746
Aggregate indebtedness per above	$473,985



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Great Eastern Securities, Inc.
2 Seaview Blvd.
Port Washington, NY 11050

In planning and performing our audit of the financial statements of Great Eastern Securities, Inc. for the period ended December 31, 2001, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great Eastern Securities, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Great Eastern Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Great Eastern Securities, Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Great Eastern Securities, Inc.'s practices and procedures were adequate at December 31, 2001, and further, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2001 to December 31, 2001.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures following by the company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and the reserve rquired by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

This report is intended solely for the use of Great Eastern Securities, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 5, 2002



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT
December 31, 2001

Great Eastern Securities, Inc.
2 Seaview Blvd.
Port Washington, NY 11050

In performing our audit of Great Eastern Securities, Inc. for the period ended December 31, 2001, we made adjustments that affected the December 31, 2001 focus report Form X-17A-5. The adjustments were as follows:

A) Increase in cash	$ 7,639
B) Decrease in marketable securities net of haircut	(37)
C) Decrease in clearing deposit interest receivable	(67)
D) Increase in commissions payable and accrued expenses	(51,748)
Net adjustments to capital	($ 44,213)

The net capital after haircuts as reported on our December 31, 2001 audited report was $116,571; the net capital after haircuts as reported on the December 31, 2001 focus report Form X-17A-5 was $160,784. This report was not prepared by us. The difference between these figures is $44,213, as indicated above.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP


RECEIVED
FEB 2 7 2002
365
WASH, D.C.
SECTION

GREAT EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

GREAT EASTERN SECURITIES, INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

